Exhibit 99.1 FOR IMMEDIATE RELEASE	For further information contact:
Amanda Chang Investor Relations Department Country/City Code 8862 Tel: 2656-8080 amanda.chang@gigamedia.com.tw

GigaMedia Announces Additional Grace Period for Listing on Nasdaq

TAIPEI, Taiwan, July 10, 2015 – GigaMedia Limited (NASDAQ: GIGM), an online games and computing services provider, today announced that it received a positive determination from the Nasdaq Stock Market on July 9, 2015 granting approval of the Company’s request to an additional 180-day grace period. The Company’s securities will continue to trade on Nasdaq Capital Market effective on Tuesday, July 14, 2015 under the symbol “GIGM.”

As previously reported, GigaMedia was notified by Nasdaq on January 14, 2015, that it no longer satisfied the minimum bid price requirement for continued listing of $1.00 per share, as set forth in Nasdaq Listing Rule 5450(a)(1). The Company is being afforded an additional 180-day grace period to regain compliance with the Nasdaq’s minimum bid price requirement upon transfer to the Capital Market. In order to regain compliance, the minimum bid price per share of the Company’s common stock must be at least $1.00 for at least ten consecutive business days during the additional 180-day grace period, which will end on January 11, 2016. If the Company fails to regain compliance during this second grace period, the Company’s common stock will be subject to delisting by Nasdaq. The Company has provided written notice of its intention to cure the minimum bid price deficiency during the second grace period by effecting a reverse stock split if necessary.

About GigaMedia

Headquartered in Taipei, Taiwan, GigaMedia Limited (Singapore registration number: 199905474H) is a diversified provider of online games and cloud computing services. GigaMedia’s online games business is an innovative leader in Asia with growing game development, distribution and operation capabilities, as well as platform services for games; focus is on mobile games and social casino games. The company’s cloud computing business is focused on providing enterprises in Greater China with critical communications services and IT solutions that increase flexibility, efficiency and competitiveness. More information on GigaMedia can be obtained from www.gigamedia.com.

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The statements included above and elsewhere in this press release that are not historical in nature are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. GigaMedia cautions readers that forward-looking statements are based on the company’s current expectations and involve a number of risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. Information as to certain factors that could cause actual results to vary can be found in GigaMedia’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission in April 2015.